SEC            POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION
1746 (11-02)   OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
               OMB CONTROL NUMBER.
                                                    --------------------------
                   UNITED STATES                    OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION        OMB Number: 3235-0145
               WASHINGTON, D.C. 20549               Expires: December 31, 2005
                                                    Estimated average burden
                                                    hours per response....11
                                                    --------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               The Wet Seal, Inc.
-------------------------------------------------------------------------------
                               (Name of Company)

                      Class A Common Stock, $0.10 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

               Michael Weiss                     Eleazer Klein
       Prentice Capital Management, LP      Schulte Roth & Zabel LLP
       623 Fifth Avenue, 32nd Floor             919 Third Avenue
            New York, NY 10022                 New York, NY 10022
              (212) 756-8040                     (212) 756-2376
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2005
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO.      961840105                            PAGE 2 OF 20 PAGES
------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Prentice Capital Management, LP
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [ ]
                                                        (b)  [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER
                             0
SHARES                --------------------------------------------------------

BENEFICIALLY          8      SHARED VOTING POWER
                             4,567,625 (see Item 5)
OWNED BY              --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH                         0
                      --------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                             4,567,625 (see Item 5)
PERSON WITH
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH PERSON
       4,567,625 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11) (see Item 5)
       9.99% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO.      961840105                            PAGE 3 OF 20 PAGES
------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Prentice Capital GP, LLC
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY
-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER
                             0
SHARES                --------------------------------------------------------

BENEFICIALLY          8      SHARED VOTING POWER
                             1,380,765 (see Item 5)
OWNED BY              --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH                         0
                      --------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                             1,380,765 (see Item 5)
PERSON WITH
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       1,380,765 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11) (see Item 5)
       3.0% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO.      961840105                            PAGE 4 OF 20 PAGES
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Prentice Management GP, LLC
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                            (b)  [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER
                             0
SHARES                --------------------------------------------------------

BENEFICIALLY          8      SHARED VOTING POWER
                             4,567,625 (see Item 5)
OWNED BY              --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH                         0
                      --------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                             4,567,625 (see Item 5)
PERSON WITH
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       4,567,625 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11) (see Item 5)
       9.99% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO.      961840105                            PAGE 5 OF 20 PAGES
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Prentice Capital Partners QP, LP
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER
                             0
SHARES                --------------------------------------------------------

BENEFICIALLY          8      SHARED VOTING POWER
                             669,024 (see Item 5)
OWNED BY              --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH                         0
                      --------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                             669,024 (see Item 5)
PERSON WITH
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH PERSON
       669,024 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11) (see Item 5)
       1.48% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO.      961840105                            PAGE 6 OF 20 PAGES
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Prentice Capital Partners, LP
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                             (b) [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER
                             0
SHARES                --------------------------------------------------------

BENEFICIALLY          8      SHARED VOTING POWER
                             98,132 (see Item 5)
OWNED BY              --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH                         0
                      --------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                             98,132 (see Item 5)
PERSON WITH
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH PERSON
       98,132 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11) (see Item 5)
       0.22% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO.      961840105                            PAGE 7 OF 20 PAGES
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Prentice Capital Offshore, Ltd.
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                             (b) [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER
                             0
SHARES                --------------------------------------------------------

BENEFICIALLY          8      SHARED VOTING POWER
                             2,105,782 (see Item 5)
OWNED BY              --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH                         0
                      --------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                             2,105,782 (see Item 5)
PERSON WITH
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH PERSON
       2,105,782 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11) (see Item 5)
       4.5% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO.      961840105                            PAGE 8 OF 20 PAGES
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Michael Zimmerman
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                             (b) [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER
                             0
SHARES                --------------------------------------------------------

BENEFICIALLY          8      SHARED VOTING POWER
                             4,567,625 (see Item 5)
OWNED BY              --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH                         0
                      --------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                             4,567,625 (see Item 5)
PERSON WITH
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH PERSON
       4,567,625 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11) (see Item 5)
       9.99% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO.      961840105                            PAGE 9 OF 20 PAGES
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Charles G. Phillips
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                             (b) [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER
                             2,426,333 (see Item 5)
SHARES                --------------------------------------------------------

BENEFICIALLY          8      SHARED VOTING POWER
                             0
OWNED BY              --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH                         2,426,333 (see Item 5)
                      --------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                             0
PERSON WITH
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH PERSON
       2,426,333 (See Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11) (see Item 5)
       5.16% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------------

      This  Schedule  13D is being  filed by  Prentice  Capital  Management,  LP
("PRENTICE CAPITAL MANAGEMENT"), Prentice Capital GP, LLC ("PRENTICE CAPITAL GP"), Prentice Management GP, LLC ("PRENTICE MANAGEMENT GP"), Prentice Capital Partners QP, LP ("PRENTICE CAPITAL PARTNERS QP"), Prentice Capital Partners, LP ("PRENTICE CAPITAL PARTNERS"), Prentice Capital Offshore, Ltd. ("PRENTICE CAPITAL OFFSHORE"), Michael Zimmerman ("MR. ZIMMERMAN") and Charles G. Phillips ("MR. PHILLIPS" and, together with Prentice Capital Management, Prentice Capital GP, Prentice Management GP, Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and Mr. Zimmerman, the "REPORTING PERSONS") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Class A Common Stock of the Company.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

      Prentice Capital Management serves as investment manager to Prentice Capital Offshore and manages certain investments for S.A.C. Capital Associates, LLC ("SAC"). Prentice Capital GP is the general partner of Prentice Capital Partners QP, Prentice Capital Partners and certain other entities (such certain other entities together with SAC, the "MANAGED ACCOUNTS") and has voting and dispositive authority over the Common Stock owned by those entities and reported in this Schedule 13D. Mr. Zimmerman controls Prentice Capital Management, Prentice Capital GP and Prentice Management GP. Each of Prentice Capital Management, Prentice Capital GP, Prentice Management GP and Mr. Zimmerman disclaim beneficial ownership of any of the securities reported in this Schedule 13D. Mr. Phillips is a principal officer of Prentice Capital Management and Prentice Capital GP and does not have any investment or voting power with respect to the securities held by Prentice Capital Partners, Prentice Capital Partners QP, Prentice Capital Offshore or the Managed Accounts. Each of Prentice Capital Partners, Prentice Capital Partners QP, Prentice Capital Offshore and Mr. Phillips disclaims beneficial ownership of any of these securities not held by it.

      Included as a Managed Account is an account in which Prentice Capital Management manages various investments for SAC, including SAC's investments in the Company. As a result, the Reporting Persons may also be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with SAC and its affiliates with respect to their investments in the Company. Each Reporting Entity disclaims beneficial ownership of any securities owned by SAC or its affiliates.

ITEM 1.     SECURITY AND COMPANY.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Act. The Company's principal executive office is located at 26972 Burbank, Foothill Ranch, California 92610.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed on behalf of Prentice Capital Management, Prentice Capital GP, Prentice Management GP, Prentice Capital Partners QP,
Prentice Capital Partners, Prentice Capital Offshore, Mr. Zimmerman and Mr. Phillips.

      (b) The address of the principal business office of (i) Prentice Capital Management, Prentice Capital GP, Prentice Management GP, Prentice Capital Partners QP, Prentice Capital Partners, Mr. Zimmerman and Mr. Phillips is 623 Fifth Avenue, 32nd Floor, New York, New York 10022, and (ii) Prentice Capital Offshore is c/o Morgan Stanley Fund Services (Cayman) Ltd., PO Box 2681 GT, Century Yard, 4th Floor, Cricket Square, Hutchins Drive, George Town, Cayman Islands.

      (c) Prentice Capital Partners QP, Prentice Capital Partners and Prentice Capital Offshore are private investment funds. The principal business of Prentice Capital Management is to serve as investment manager to a variety of private investment funds and to manage funds for certain entities, including Prentice Capital Partners, Prentice Capital Partners QP, Prentice Capital Offshore and the Managed Accounts and to control the investing and trading in securities of these private investment funds and Managed Accounts. The principal business of Prentice Capital GP is to serve as General Partner to Prentice Capital Partners, Prentice Capital Partners QP and certain of the Managed Accounts. The principal business of Prentice Management GP is to serve as General Partner to Prentice Capital Management. The principal business of Mr. Zimmerman is to act as a principal of Prentice Capital Management. The principal business of Mr. Phillips is to act as an officer of Prentice Capital Management.

      (d) None of the Reporting Persons, nor, to the knowledge of Prentice Capital Management, any of Prentice Capital Management's, Prentice Capital GP's, Prentice Management GP's, Prentice Capital Partners QP's, Prentice Capital Partners's or Prentice Capital Offshore's executive officers or members has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons, nor, to the knowledge of Prentice Capital Management, any of Prentice Capital Management's, Prentice Capital GP's, Prentice Management GP's, Prentice Capital Partners QP's, Prentice Capital Partners's or Prentice Capital Offshore's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Prentice Capital Management, Prentice Capital Partners QP and Prentice Capital Partners are Delaware limited partnerships. Prentice Capital GP and Prentice Management GP are Delaware limited liability companies. Prentice Capital Offshore is a Cayman Islands exempted company. Mr. Zimmerman and Mr. Phillips are United States citizens.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

If the Blocker (as defined below) were not in place, as of the date hereof the following persons may be deemed to own the amount of Common Stock set forth below:

o PRENTICE CAPITAL PARTNERS QP. 669,024 shares (representing 1,159 shares of Series C Preferred Stock (as defined below) that are initially convertible into 386,333 shares of Common Stock and warrants initially exercisable into 282,691 shares of Common Stock);

o PRENTICE CAPITAL PARTNERS. 98,132 shares (representing 170 shares of Series C Preferred Stock that are initially convertible into 56,667 shares of Common Stock and warrants initially exercisable into 41,465 shares of Common Stock);

o PRENTICE CAPITAL OFFSHORE. 2,105,782 shares (representing 3,648 shares of Series C Preferred Stock that are initially convertible into 1,216,000 shares of Common Stock and warrants initially exercisable into 889,782 shares of Common Stock);

o MANAGED ACCOUNTS (other than SAC). 613,609 shares (representing 1,063 shares of Series C Preferred Stock that are initially convertible into 354,333 shares of Common Stock and warrants initially exercisable into 259,276 shares of Common Stock); and

o SAC. 28,223,452 shares (representing 6,040 shares of Series C Preferred Stock that are initially convertible into 2,013,333 shares of Common Stock and warrants and notes initially exercisable into 26,210,119 shares of Common Stock); and

o MR. PHILLIPS. 2,426,333 shares (including 879 shares of Series C Preferred Stock that are initially convertible into 293,000 shares of Common Stock and warrants initially exercisable into 2,113,333 shares of Common Stock).

      The Series E Warrants (as defined below) are not exercisable into Common Stock until November 3, 2005. However, the Common Stock represented by such warrants has been voluntarily included in this filing at this time.

      Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore, the Managed Accounts and Mr. Phillips are referred to herein as the "INVESTORS".

      Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts purchased their shares with their investment capital. Mr. Phillips purchased his shares with personal funds.

ITEM 4.    PURPOSE OF TRANSACTION.

      The Investors purchased shares of Common Stock because of their belief that the Company represents an attractive investment based on the Company's business prospects and strategy.

      On April 29,  2005,  the  Investors  entered  into a  Securities  Purchase
Agreement, which is attached hereto as Exhibit 2 (the "SECURITIES PURCHASE AGREEMENT"), pursuant to which the Company authorized a new series of convertible preferred stock designated as Series C Convertible Preferred Stock, par value $0.10 (the "SERIES C PREFERRED STOCK"), pursuant to a Certificate of Designations, Preferences and Rights of Series C Preferred Stock, in the form attached hereto as Exhibit 3 (the "SERIES C CERTIFICATE OF DESIGNATIONS"), and a tranche of Series E Warrants, in the form attached hereto as Exhibit 4 (the "SERIES E WARRANTS"). The Series C Preferred Stock has a stated value of $1,000 per share (the "Preferred Stated Value") and is initially convertible into shares of Common Stock at an initial conversion price of $3.00 (subject to adjustment as provided in the Series C Certificate of Designations, the "PREFERRED CONVERSION PRICE"). The Series E Warrants are exercisable for a period of four years at an initial exercise price of $3.68 per share of Common Stock (subject to adjustment as provided in the Series E Warrants). Accordingly, on May 3, 2005 at the closing of the Securities Purchase Agreement, the following securities were issued to the Investors (other than SAC) for a gross purchase price of $12.959 million (the "TRANSACTION"):

o PRENTICE CAPITAL PARTNERS QP. 1,159 shares of Series C Preferred Stock that are initially convertible into 386,333 shares of Common Stock and Series E Warrants initially exercisable into 282,691 shares of Common Stock;

o PRENTICE CAPITAL PARTNERS. 170 shares of Series C Preferred Stock that are initially convertible into 56,667 shares of Common Stoc k and Series E Warrants initially exercisable into 41,465 shares of Common Stock;

o PRENTICE CAPITAL OFFSHORE. 3,648 shares of Series C Preferred Stock that are initially convertible into 1,216,000 shares of Common Stock and Series E Warrants initially exercisable into 889,782 shares of Common Stock;

o MANAGED ACCOUNTS (other than SAC). 1,063 shares of Series C Preferred Stock that are initially convertible into 354,333 shares of Common Stock and Series E Warrants initially exercisable into 259,276 shares of Common Stock;

o SAC. 6,040 shares of Series C Preferred Stock that are initially convertible into 2,013,333 shares of Common Stock and Series E Warrants initially exercisable into 2,209,822 shares of Common Stock; and

o MR. PHILLIPS. 879 shares of Series C Preferred Stock that are initially convertible into 293,000 shares of Common Stock and Series E Warrants initially exercisable into 267,857 shares of Common Stock.

      The Series C Certificate of Designations, which was filed with the Secretary of State of Delaware on April 29, 2005, designates the terms and conditions of the Series C Preferred Stock, including, but not limited to, the following provisions:

      VOTING RIGHTS. Holders of Series C Preferred Stock will not entitled to vote on any matter required or permitted to be voted on by the holders of Common Stock.

      DIVIDENDS. Holders of Series C Preferred Stock will be entitled to receive such dividends paid and distributions made to the holders of Common Stock, whether in cash or in kind, to the same extent as if such Holder had converted Series C Preferred Stock into Common Stock prior to the applicable dividend or distribution record date.

      CONVERSION. Each share of Series C Preferred Stock will be convertible, at the option of the holder, into a number of shares of Common Stock equal to the Preferred Stated Value per share of Series C Preferred Stock divided by the Preferred Conversion Price.

      REDEMPTION. The Series C Preferred Stock is not redeemable.

      LIQUIDATION RIGHTS. In the event of the liquidation or distribution of the Company's assets, whether voluntary or involuntary, the Series C Preferred Stock shall receive its liquidation preference before payment to any class of equity securities junior in rank to the Series C Preferred Stock.

      As part of the consideration for the Transaction, on May 3, 2005, Mr. Phillips exercised Series A Warrants for 82,143 shares of Common Stock (at an aggregate exercise price of $143,750.25) and Series B Warrants for 37,857 shares of Common Stock (at an aggregate exercise price of $85,178.25) (collectively, the "CLOSING EXERCISE SHARES").

      THE INVESTORS ARE PROHIBITED FROM CONVERTING THE SERIES C PREFERRED STOCK, EXERCISING THE SERIES E WARRANTS, CONVERTING NOTES OR EXERCISING OTHER WARRANTS OF THE COMPANY IF AFTER SUCH CONVERSION OR EXERCISE, THE INVESTORS WOULD BENEFICIALLY OWN MORE THAN 9.99% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY (the "BLOCKER").

      On April 29, 2005, the Company, the Investors and certain other persons entered into a Registration Rights Agreement, which is attached hereto as
Exhibit 5 (the "REGISTRATION RIGHTS AGREEMENT"), pursuant to which Company agreed to provide certain registration rights with respect to the securities issued under the Securities Purchase Agreement, including the obligation of the Company to file with the SEC, as soon as practicable after the closing date of the Transaction, but in no event later than 30 calendar days after the closing date of the Transaction, a Registration Statement on Form S-3 covering the resale of all Registrable Securities of the Investors and certain other persons as defined in the Registration Rights Agreement.

      On April 29, 2005, the Company, the Investors, certain other persons and the Company's senior lenders entered into a Subordination Agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever in favor of any of the Investors relating to the Transaction, in the form attached hereto as Exhibit 6 (the "SUBORDINATION AGREEMENT").

      The Reporting Persons intend to continue to review and evaluate their investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock or other securities of the Company at any time. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

      Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this
Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters. At the request of the Company, the Reporting Persons may provide additional assistance to the Company in the development of its business and business plan.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

      (a) As of the date of this Schedule 13D, (i) Prentice Capital Management may be deemed to beneficially own 4,567,625 shares (including 1,111,000 shares issuable upon exercise of warrants), (ii) Prentice Capital GP may be deemed to beneficially own 1,380,765 shares (representing 2,392 shares of Series C Preferred Stock that are initially convertible into 797,333 shares of Common Stock and warrants initially exercisable into 583,432 shares of Common Stock),
(iii)  Mr.  Zimmerman  may  be  deemed  to  beneficially  own  4,567,625  shares
(including 1,111,000 shares issuable upon exercise of warrants) and (iv) Mr. Phillips may be deemed to beneficially own 2,426,333 shares (including 879 shares of Series C Preferred Stock that are initially convertible into 293,000 shares of Common Stock and warrants initially exercisable into 2,113,333 shares of Common Stock). The shares that Mr. Zimmerman may be deemed to beneficially own represent 9.99% of the shares of Common Stock outstanding based on 41,250,582 shares of the Company's Common Stock outstanding as set forth in the Securities Purchase Agreement on April 29, 2005 and 3,359,997 shares issued on May 3, 2005.

      As noted above, the Series E Warrants are not exercisable into Common Stock until November 3, 2005. However, the Common Stock represented by such warrants has been voluntarily included in this filing at this time.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

      (b) Prentice Capital Management has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that Prentice Capital Offshore beneficially owns as of the date hereof. Prentice Capital Management has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that SAC beneficially owns as of the date hereof. Mr. Phillips has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he beneficially owns as of the date hereof. Prentice Capital GP has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that Prentice Capital Partners, Prentice Capital Partners QP and the Managed Accounts (other than SAC) beneficially own as of the date hereof.

      (c) Other than the exercise of Series A Warrants and Series B Warrants of the Company for the Closing Exercise Shares, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of the knowledge of Prentice Capital Management, any of Prentice Capital Management's, Prentice Capital GP's, Prentice Management GP's, Prentice Capital Partners QP's, Prentice Capital Partners's or Prentice Capital Offshore's executive officers or members.

      (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      As described in Item 4 above, in connection with the Transaction, on April 29, 2005, the Company, the Investors and certain other persons entered into (i) the Securities Purchase Agreement (which includes as exhibits thereto, the Series C Certificate of Designations attached hereto as Exhibit 3 and the form of Series E Warrant attached hereto as Exhibit 4), (ii) the Registration Rights Agreement and (iii) the Subordination Agreement which are attached hereto as Exhibits 2, 5 and 6, respectively.

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit 1.

      Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated May 12, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

2. Securities Purchase Agreement, dated April 29, 2005, by and among the Company, the Investors and certain other persons.

3. Form of Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock.

4.    Form of Series E Warrant.

5. Registration Right Agreement, by and among the Company, the Investors and certain other persons.

6. Subordination Agreement, dated April 29, 2005, by and among the Company's senior lender, the Investors and certain other persons.

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By:     /s/ Michael Weiss
   --------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

PRENTICE CAPITAL GP, LLP




By:     /s/ Michael Weiss
   --------------------------------
   Name:  Michael Weiss
   Title:  Managing Director

PRENTICE MANAGEMENT GP, LLC




By:     /s/ Michael Zimmerman
   --------------------------------
   Name:  Michael Zimmerman
   Title:  Managing Member

PRENTICE CAPITAL PARTNERS QP, LP
By: Prentice Capital Management, LP, its general partner


By:     /s/ Michael Weiss
   --------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

PRENTICE CAPITAL PARTNERS, LP
By: Prentice Capital Management, LP, its general partner



By:     /s/ Michael Weiss
   --------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

PRENTICE CAPITAL OFFSHORE, LTD.
By: Prentice Capital Management, LP, its investment manager



By:     /s/ Michael Weiss
   --------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

MICHAEL ZIMMERMAN



/s/ Michael Zimmerman
----------------------------------
Michael Zimmerman


CHARLES G. PHILLIPS



/s/ Charles G. Phillips
----------------------------------
Charles G. Phillips

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated May 12, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

2. Securities Purchase Agreement, dated April 29, 2005, by and among the Company and the Investors and certain other persons.

3. Form of Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock.

4.    Form of Series E Warrant.

5. Registration Right Agreement, by and among the Company, the Investors and certain other persons.

6. Subordination Agreement, dated April 29, 2005, by and among the Company's senior lender, the Investors and certain other persons.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 12, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By:   /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title: Chief Financial Officer

PRENTICE CAPITAL GP, LLP



By:   /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title: Managing Director

PRENTICE MANAGEMENT GP, LLC



By:   /s/ Michael Zimmerman
   ----------------------------------
   Name:  Michael Zimmerman
   Title: Managing Member

PRENTICE CAPITAL PARTNERS QP, LP
By:  Prentice Capital Management, LP, its general partner


By:   /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title: Chief Financial Officer

PRENTICE CAPITAL PARTNERS, LP
By:  Prentice Capital Management, LP, its general partner



By:   /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title: Chief Financial Officer

PRENTICE CAPITAL OFFSHORE, LTD.
By: Prentice Capital Management, LP, its investment manager



By:   /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title: Chief Financial Officer

MICHAEL ZIMMERMAN



/s/ Michael Zimmerman
-------------------------------------
Michael Zimmerman

CHARLES G. PHILLIPS



/s/ Charles G. Phillips
-------------------------------------
Charles G. Phillips